UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

ANGI Homeservices Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

00183L102

(CUSIP Number)

Eamon Smith

TCS Capital Management, LLC

888 Seventh Avenue

Suite 1504

New York, NY 10106

(212) 621-8760

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00183L102

1	NAME OF REPORTING PERSON

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,434,102
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,434,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,434,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

IA

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CUSIP No. 00183L102

1	NAME OF REPORTING PERSON

ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		692,335*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,434,102
PERSON WITH	9	SOLE DISPOSITIVE POWER

692,335*
	10	SHARED DISPOSITIVE POWER

5,434,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,126,437*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.996%*
14	TYPE OF REPORTING PERSON

IN

*Includes 13,446 shares underlying certain stock options exercisable within 60 days hereof.

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CUSIP No. 00183L102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.001 per share (the “Shares”), of ANGI Homeservices Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 14023 Denver West Parkway, Building 64, Golden, CO 80401.

Item 2.	Identity and Background.

(a)          This statement is filed by (i) TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”) and (ii) Eric Semler.

TCS Management, in its capacity as investment manager to an investment fund vehicle (the “Account”), has shared power to direct the vote and disposition of the Shares held in the Account. As the managing member of TCS Management, Mr. Semler may direct the vote and disposition of the Shares held in the Account. As the spouse of the trustee of an irrevocable family trust, Mr. Semler may also direct the vote and disposition of the Shares that are held in the irrevocable family trust. In addition, Mr. Semler has the power to vote and dispose of the Shares he beneficially owns directly that were granted to Mr. Semler by Angie’s List (as defined and described below in Item 3) in his capacity as a former director of Angie’s List.

Each of TCS Management and Mr. Semler is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)          The address of the principal office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10106.

(c)           The principal business of TCS Management is serving as the investment manager of the Account. The principal occupation of Mr. Semler is serving as the managing member of TCS Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Semler is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by the Reporting Persons were received in connection with that certain Agreement and Plan of Merger, dated as of May 1, 2017, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 26, 2017 (the “Merger Agreement”), by and among the Angie’s List, Inc. (“Angie’s List”), IAC/InterActiveCorp (“IAC”), the Issuer, and Casa Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Issuer (“Merger Sub”). Pursuant to the Merger Agreement, Angie’s List merged with and into the Merger Sub (the “Merger”) with Angie’s List surviving the Merger as a wholly owned subsidiary of the Issuer. Effective as of the close of business on September 29, 2017, each share of Angie’s List owned by the Reporting Persons, including those shares underlying certain Restricted Stock Units and Stock Options granted to Mr. Semler in his capacity as a former director of Angie’s List, was converted into one Share of the Issuer pursuant to the Merger Agreement.

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CUSIP No. 00183L102

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares in connection with the Merger defined and described in Item 3 above. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)        The aggregate percentage of Shares reported owned by each person named herein is based upon 61,290,846 Shares outstanding, as of September 29, 2017, which is the total number of Shares outstanding as reported in exhibits to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2017.

As of the date hereof, (i) 5,434,102 Shares were held in the Account, (ii) 646,248 Shares were held in the irrevocable family trust, and (iii) 46,087 Shares, which include 13,446 Shares underlying stock options exercisable within sixty days hereof, were beneficially owned directly by Mr. Semler.

TCS Management, in its capacity as investment manager to the Account, may be deemed to beneficially own the 5,434,102 Shares held in the Account, representing approximately 8.9% of the issued and outstanding Shares. Eric Semler, as the managing member of TCS Management, may be deemed to beneficially own the 5,434,102 Shares held in the Account and may also be deemed to beneficially own, as the spouse of the trustee of an irrevocable family trust, 646,248 Shares held in the irrevocable family trust. In addition, Mr. Semler may be deemed to beneficially own 46,087 Shares, which include 13,446 Shares underlying stock options exercisable within sixty days hereof, that were granted to Mr. Semler by Angie’s List in his capacity as a former director of Angie’s List. Mr. Semler’s aggregate beneficial ownership of Shares represents approximately 9.996% of the issued and outstanding Shares. Mr. Semler disclaims beneficial ownership of the Shares held in the family trust.

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CUSIP No. 00183L102

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)	TCS Management and Eric Semler have the shared power to vote and dispose of the Shares held in the Account reported herein. Eric Semler has the sole power to vote and dispose of the Shares (i) held in the irrevocable family trust reported herein and (ii) beneficially owned directly by Mr. Semler reported herein.
(c)	Other than the Shares received in connection with the Merger described in Item 3 above, the Reporting Persons have not entered into any transactions in the Shares during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 5, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement between TCS Capital Management, LLC and Eric Semler, dated October 5, 2017.

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CUSIP No. 00183L102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2017

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
ERIC SEMLER

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